UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

Commission File Number 000-50991

TELVENT GIT, S.A.

(Translation of registrant’s name into English)

Valgrande, 6, 28108, Alcobendas, Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

On November 28, 2011, Telvent GIT, S.A. (the “Company”) made available on the Company’s website responses (the “November 28 FAQ”) addressing some of the questions the Company’s shareholders may have regarding the redemption (the “Minority Shareholder Share Redemption”) proposed in the resolution relating to the fourth item of the agenda of the extraordinary meeting of shareholders of the Company to be held on December 5, 2011, at 3:00 p.m. local time on first call, and, as the case may be, on December 7, 2011, at the same time on second call, in English and in Spanish. The English version of the November 28 FAQ was furnished as Exhibit 15 to the Form 6-K filed by the Company with the Securities and Exchange Commission on November 28, 2011.

On December 2, 2011, the Company supplemented the November 28 FAQ by adding responses to some additional questions the Company’s shareholders may have regarding the Minority Shareholder Share Redemption which were not addressed in the November 28 FAQ (as supplemented, the “December 2 FAQ”).

On December 2, 2011, the Company posted the December 2 FAQ to the Company’s website in English at http://www.telvent.com/en/investor/corporate_governance/shareholder-meetings.cfm and in Spanish at http://www.telvent.com/es/inversores/gobierno_corporativo/junta-de-accionistas.cfm. The English version of the December 2 FAQ is furnished as Exhibit 15 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A.
(Registrant)

By:	/s/ Ignacio González
Name:	Ignacio González
Title:	Chief Executive Officer

Date: December 2, 2011

Exhibit Index

The following exhibits have been furnished as part of this Form 6-K.

Exhibit No.	Description

15	Questions and Answers Regarding The Fourth Item of the Agenda of the General Shareholders Meeting, posted to the Company’s website on December 2, 2011.